THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

April 25, 2008

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  Nature of Beauty Ltd.
        Form S-1 Registration Statement
        File No. 333-149857

Dear Mr. Reynolds:

     In response to your letter of comments dated April 17, 2008, please be advised as follows:

Cover Page

     1.  The information requested has been provided.

Risk Factors

     2.  Risk Factor No. 1 has been revised

     3.  Risk Factor No. 3 has been revised.

     4.  Risk Factor No. 7 has been revised and additional Risk Factor No. 8 has been provided as well.

Business

     5.  The information requested has been provided.

     6.  The information regarding funding of the acquisition of the products has been provided.

     7.  The information requested has been provided.

Securities and Exchange Commission
RE:   Nature of Beauty Ltd.
         Form S-1 Registration Statement
         File No. 333-149857
April 25, 2008

Principal and Selling Shareholders

     8.  A paragraph has been provided that 100,000 shares owned by Alexander Ishutkin, our secretary, are being offered for resale in the registration statement. An additional 1,000,000 shares owned by Mr. Ishutkin and 4,000,000 shares owned by Ms. Malitski, our president, are not be offered for sale in the registration statement.

     9.  The persons are the same. The table has been corrected and a footnote included which discusses Mr. Ishutkin.

Description of Securities

Common Stock

     10.  The referenced language has been deleted.

Reports

     11.  Disclosure has been provided that we are require to furnish reports and that we will furnish such reports.

Item 16. Exhibits

     12.  The subscription agreements used in the August and December 2007 private placements have been filed as exhibits.

Item 17. Undertakings

     13.  The “inapplicable” undertakings have been deleted.

Yours truly,

THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.

By:   CONRAD C. LYSIAK
        Conrad C. Lysiak